United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of October, 2004

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Press Release  October 28, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano
       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: October 28, 2004

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, October 28, 2004	New York Stock Exchange: GMK Bolsa Mexicana de Valores: GRUMAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THIRD QUARTER 2004
 (Peso amounts are stated in millions in constant terms as of September 30, 2004)

SUMMARY AND CONSOLIDATED FINANCIAL HIGHLIGHTS

During the third quarter 2004 GRUMA continued to achieve healthy results, which were again driven by its U.S. operations. Net sales and operating profit improved 8% and 1%, respectively, over those of third quarter 2003. GRUMA reduced debt by US$21 million versus June 30, 2004, and US$70 million since September 30, 2003, ending the quarter with a debt level of US$530 million. Net debt to EBITDA improved to 1.9 times from 2.1 times in September 2003.

Consolidated Financial Highlights
(Ps millions)

	3Q04	3Q03	VAR (%)
Volume(thousand metric tons)	926	922	-
Net sales	6,505	6,030	8
Operating income	501	496	1
Operating margin	7.7%	8.2%	(50) bp
EBITDA	750	768	(2)
EBITDA margin	11.5%	12.7%	(120) bp
Majority net income	157	58	170
ROE	7.3%	4.9%	240 bp

Debt
(US$ millions)
Sept.'04	Jun.'04	Var (%)	Sept'03	Var (%)
530	551	(4)	600	(12)

CONSOLIDATED RESULTS OF OPERATIONS

3Q04 vs. 3Q03

Sales volume increased slightly to 926 thousand metric tons, driven by volume increases in Gruma Corporation and GIMSA of 11% and 6%, respectively. Those increases were offset by lower volumes in Molinera de Mexico as a result of the fact that, beginning in 2004, Molinera de Mexico's sales to its largest customer are pursuant to a service contract. Excluding this impact, GRUMA's sales volume would have increased 5%..

Net sales increased 8% to Ps 6,505 million due primarily to increases in Gruma Corporation and GIMSA of 14% and 7%, respectively, both due to higher sales volumes and higher prices. Higher prices in Gruma Corporation reflected a change in the sales mix towards value-added products. In GIMSA, higher prices reflected higher corn and energy costs. Sales from foreign operations constituted 70% of consolidated net sales.

Cost of sales as a percentage of net sales increased to 64.5% from 63.4%, the increase driven mainly by Gruma Venezuela1 , Gruma Corporation, and GIMSA. In absolute terms, cost of sales rose 10% due primarily to higher sales volume in Gruma Corporation. To a lesser extent, GIMSA and Gruma Venezuela also contributed to the overall increase in cost of sales.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales improved to 27.8% from 28.4% due primarily to better expense absorption in Gruma Corporation. In absolute terms, SG&A increased 6% due mainly to (1) increased distribution expenses resulting from sales volume growth in Gruma Corporation, and (2) higher promotion, advertising, and freight expenses in Gruma Venezuela.

Operating income improved 1% driven mainly by higher sales volume in Gruma Corporation and the Technology Division. Operating income growth in Gruma Corporation, which reached 12%, was offset by lower results mainly in Gruma Venezuela. The improvement in the Technology Division resulted from increased business, mostly in connection with the corn flour capacity expansion in Gruma Corporation. As a percentage of net sales, operating income decreased to 7.7% from 8.2%, resulting mostly from Gruma Venezuela.

Net Comprehensive Financing Cost

(Ps millions)

Items	3Q04	3Q03	Change	Comments
Interest expense	129	133	(4)	Lower debt.
Interest income	(115)	(14)	(101)	Gains in connection with equity swaps of GRUMA shares. The application of Bulletin C-10, ''Derivative Financial Instruments and Hedge Operations,'' requires these gains to be reported as interest income rather than only on the balance sheet.
FX loss (gain)	(9)	85	(94)	Peso appreciation in 3Q04 versus peso devaluation in 3Q03.
Monetary position loss (gain)	(28)	(13)	(15)	Higher net monetary liability position in Gruma Venezuela, as well as higher inflation in the United States and in Mexico.
Total	(23)	191	214

 Other expenses, net, resulted in expense of Ps 204 million, Ps 165 million more than in the same period last year. This increase resulted mainly from write-offs of some fixed assets at GIMSA's Chalco plant and also at PRODISA. To a lesser extent, the increase also resulted from write-offs of goodwill and preoperating expenses and brands. These write-offs, which totaled approximately Ps 210 million, resulted from the application of Bulletin C-15, ''Impairment in the Value of Long-Lived Assets and their Disposal.''

Taxes and employees' profit sharing totaled Ps 189 million, Ps 52 million lower than in third quarter 2003, due primarily to lower deferred taxes in connection with the aforementioned write-offs. The effective tax rate was 59.0%.

GRUMA's share of net income in unconsolidated associated companies (i.e., Grupo Financiero Banorte) totaled Ps 63 million, Ps 4 million lower than in third quarter 2003.

GRUMA's total net income was Ps 195 million, Ps 102 million higher than in third quarter 2003, due to lower taxes and lower comprehensive financing cost. The company reported majority net income of Ps 157 million, 170% higher than that reported in the same period last year.

 1  Refers to MONACA and DEMASECA, GRUMA's operating subsidiaries in Venezuela.

FINANCIAL POSITION

September 2004 vs. June 2004

Balance Sheet Highlights
Total assets were Ps 23,903 million, representing an increase of Ps 510 million, which was driven by increases in cash balances; trade accounts receivable; and property, plant and equipment (PPE). The increase in cash balances was driven mainly by Gruma Venezuela and GIMSA in connection with the seasonal reduction of corn inventories and also, in the case of Gruma Venezuela, an extended credit period for wheat procurement. The increase in trade accounts receivable came mainly from sales volume growth in Gruma Corporation as well as the completion of the European acquisitions during 3Q04. PPE increased due to capital expenditures in Gruma Corporation.

Total liabilities were Ps 10,674 million, Ps 376 million more, due to the corn purchasing season in Gruma Corporation, the aforementioned extended credit period for wheat procurement in Gruma Venezuela, and the effect of the European acquisitions.

Stockholders' equity on September 30, 2004, totaled Ps 13,229 million, 1% higher than the balance on June 30, 2004.

Schedule of Debt Amortizations and Debt Ratios
As of June 30, 2004, 99% of GRUMA's debt was dollar denominated and 8% was short term.

Schedule of Debt Amortizations
 (US$ millions)

	ST	2005	2006	2007	2008	2009	Total
Syndicated loan	50	180					230
Yankee bond				250			250
Private placement	1	1	2	2	1	10	17
Other	16	3	2	1		11	33
TOTAL	67	184	4	253	1	21	530

On October 4, 2004, GRUMA obtained a US$250 million, 5-year syndicated senior credit facility at LIBOR plus 55 basis points for the first three years and LIBOR plus 65 basis points for the fourth and fifth years. With this facility the company refinanced the outstanding balance under the US$300 million syndicated facility due in December 2005. The facility was split between a US$150 million senior term loan facility and a US$100 million senior revolving credit facility, both with a 5-year tenor. The principal will be payable in four semiannual payments, as follows:

Principal Payment Date	% of the Outstanding Principal Amount
First (month 42)	5%
Second (month 48)	15%
Third (month 54)	35%
Fourth (month 60)	Remaining balance

The new syndicated loan allowed the company to substantially improve its debt profile by extending the maturity of its debt and achieving interest-margin reductions.

The new schedule of amortizations is as follows:

Pro-Forma of Debt Amortizations as of September 30, 2004
 (US$ millions)

	ST	2005	2006	2007	2008	2009	Total
Syndicated loan					30	200	230
Yankee bond				250			250
Private placement	1	1	2	2	1	10	17
Other	16	3	2	1		11	33
TOTAL	17	4	4	253	31	221	530

Debt Ratios

(Last twelve months)

	3Q04	2Q04	3Q03
Debt/EBITDA	2.1	2.2	2.4
Net Debt/EBITDA	1.9	2.1	2.1
EBITDA/interest expense	5.9	5.9	4.9
EBITDA/net interest expense	8.7	6.7	5.5

INVESTMENT PROGRAM

GRUMA's investments totaled Ps 434 million during third quarter 2004. Most of these investments were applied to Gruma Corporation for (1) the European acquisitions, described in the 2Q04 earnings release; and (2) the expansion of corn flour and tortilla capacity and general facilities upgrades in its U.S. plants in order to accommodate the continuous growth in the business.

During October 2004 Gruma Corporation acquired a tortilla plant in Las Vegas, Nevada. This acquisition will bring synergies to Gruma Corporation's operations and distribution and will enable it to provide fresher products in this marketplace. This facility has annual sales of approximately US$5 million.

FINANCIAL RATIOS

Operational Ratios

	3Q04	2Q04	3Q03
Accounts receivable outstanding (days to sales)	38	37	35
Inventory turnover (days to cost of sales)	67	73	56
Net working capital turnover (days to sales)	49	60	47
Asset turnover (total assets to sales)	0.9	1.0	1.0

Profitability Ratios(%)

	3Q04%	2Q04%	3Q03%
ROA	4.1	3.7	2.7
ROE	7.3	6.6	4.9
ROIC	6.4	6.9	6.5

SUBSIDIARY RESULTS

3Q04 vs. 3Q03

GRUMA CORPORATION

Sales volume increased 11% over that of last year due mainly to the continuous strong demand in the tortilla business and, to a lesser extent, the corn flour operation. A partial quarter of sales from the two recent European acquisitions also had an impact.

In the tortilla business, volume was driven largely by (1) the successful expansion of the Guerrero® brand across additional markets in the central and southeast areas of the United States, which has widespread appeal among Hispanic consumers, continues to fuel strong growth in these regions, and remains a driver in the Western-region market; (2) low-carb flour tortillas, which were introduced during first quarter 2004; (3) growth of restaurant chains adding Mexican-inspired items to their menus; (4) growth in sales to already-existing foodservice customers; and (5) the increased market for wraps.

Net sales increased 14% to Ps 3,335 million due to the aforementioned increase in sales volume. Net sales also benefited from (1) the change in the product mix towards the tortilla business, whose products enjoy higher prices than corn flour products; (2) a change in the mix within the tortilla business towards value-added products (e.g., low-carb tortillas and wraps), which also enjoy a higher price per pound than the regular wheat flour tortilla line; and (3) better sales of retail corn flour products.

Cost of sales as a percentage of net sales increased to 54.7% from 52.8% due mainly to the aforementioned change in the mix in the tortilla business and higher raw-material costs, especially those soybean oil and shortening, which affect flour tortilla and chip products. In addition, the cost of packaging supplies has been adversely affected by rising paper and resin prices.
In absolute terms, cost of sales increased 18% due to the volume growth and cost increases mentioned above, as well as the use of more expensive raw materials in some of the new value-added products.

SG&A as a percentage of net sales improved to 34.5% from 36.3% due to better expense absorption. In absolute terms, SG&A rose 9% in connection with increased distribution expenses resulting from volume growth and, to a lesser degree, promotion and advertising activities related to new product releases and new market penetration.

Operating income as a percentage of net sales decreased slightly to 10.7% from 11.0%. In absolute terms, operating income increased 12% largely as a result of sales volume growth and the change in the product mix towards higher-priced productse.
GIMSA

Sales volume increased 6% during the quarter as a result of the following:

  The successful development of new types of corn flour, which has led some corporate customers to switch to the corn flour method from the traditional method and others to use GIMSA as their preferred supplier

  Increased sales coverage and the expansion of some of our supermarket clients' operations and outlets

  Export sales to Gruma Corporation

  Customers' build-up of corn flour inventories in advance of price increases, which were implemented at the end of third quarter

Net sales increased 7% to Ps 1,464 million, reflecting higher sales volume and, to a lesser extent, higher corn flour prices.

Cost of sales as a percentage of net sales increased to 74.7% compared to 73.0% in third quarter 2003, resulting mainly from higher corn and energy costs. In absolute terms, cost of sales increased 10% due to the aforementioned sales volume growth and cost increases.

SG&A as a percentage of net sales decreased to 18.0% compared to 18.9% in 3Q03 due to better expense absorption. In absolute terms, SG&A rose 2% to Ps 264 million resulting from higher selling expenses stemming from the company's national marketing campaign, which was launched at the end of 2003.

Operating income as a percentage of net sales decreased to 7.2% from 8.1% in 3Q03 and, in absolute terms, decreased 4% to Ps 106 million due to the aforementioned increases in costs and expenses.

For additional information, see GIMSA ''Management's Discussion and Analysis of Results of Operations and Financial Condition for Third Quarter 2004'', available through GRUMA's website, www.gruma.com, and through GIMSA's website, www.gimsa.com.

GRUMA VENEZUELA

Sales volume decreased 3% due to lower corn flour sales resulting primarily from the following:

  Our main competitor within the corn flour business has operated at a normal pace since 2004, in contrast to 2003, and has regained part of the business that it lost in 2003. In addition, its aggressiveness in granting credit, discounts, and favorable payment terms and in its production, distribution, and promotion plan has negatively impacted Gruma Venezuela's sales volume.

  The entrance to the market of a new competitor oriented to government supply.

  Lower sales to the Venezuela government's social welfare and distribution program due to its temporary close at the end of the quarter.

Net sales were flat at Ps 909 million. Despite the decline in sales volume, net sales were flat due to a change in the sales mix towards higher-priced products (e.g., wheat flour, sea products, rice, and oats). Also, in the case of wheat flour, the company has had more flexibility to raise prices.

Cost of sales as a percentage of net sales increased to 78.6% from 71.3% because price increases were not sufficient to offset higher raw-material costs (specifically corn, rice, oat, and oil); this is because the difficult competitive environment has limited the company's ability to raise prices. To a lesser extent, the 3% decline in sales volume negatively affected fixed-cost absorption. In absolute terms, cost of sales increased 11% due to the aforementioned cost increases.

SG&A as a percentage of net sales increased to 17.2% from 14.2%, increasing 22% in absolute terms, due mainly to higher freight tariffs and increased promotion and advertising. Moreover, the transportation industry has increased rates as a result of higher maintenance costs and a decline in the safety of roads.

Operating income decreased 71% to Ps 39 million. Operating margin decreased to 4.3% from 14.5%.

MOLINERA DE MEXICO
Beginning in 2004, sales to Molinera de Mexico's largest customer have been pursuant to a service contract. Accordingly, Molinera de Mexico no longer records sales volume, net sales, and cost of sales related to its performance under the contract. Rather, the company records profits realized under the contract as a deduction from overall cost of sales. This change affects sales volume, net sales, cost of sales, and SG&A, as outlined below.

Sales volume Sales volume decreased 23% as a result of the aforementioned changes. For comparability purposes, however, if third quarter 2003 sales to this customer are not included, sales volume would have been flat.

Net sales decreased 10% to Ps 441 million due to the aforementioned changes. The rate of decrease in net sales was lower than that of sales volume because of higher wheat flour prices in connection with (1) higher wheat costs, (2) better market conditions, and (3) a shift in the mix towards higher-priced products resulting from the aforementioned changes.

Cost of sales as a percentage of net sales improved to 82.8% from 88.0% in connection with higher wheat flour prices, which more than offset increases in the cost of wheat. In absolute terms, cost of sales was 16% lower due to the changes mentioned above.

As a percentage of net sales, SG&A increased to 20.5% from 17.5% due to reduced expense absorption as a result of the changes mentioned above. SG&A increased 5% in absolute terms due to strengthening of the sales force and higher promotion and advertising expenses in connection with the launching of premixed flour for retail sale.

Operating loss was Ps 14 million, 46% lower than the loss of Ps 27 million in third quarter 2003.

GRUMA CENTROAMERICA

Sales volume increased 7% due mainly to higher corn flour volume in Guatemala, Honduras, and El Salvador stemming from low corn supplies. The sales volume increase in Guatemala also resulted from increased sales to customers that had not been fully served by wholesalers, especially in rural areas.

Net sales increased 14% to Ps 342 million because of the aforementioned higher sales volume as well as higher prices in all product lines; most of the contribution came from the corn flour segment in connection with higher corn costs.

Cost of sales as a percentage of net sales increased to 70.2% from 68.6% due primarily to the fact that higher raw-material costs were not fully reflected in the price of the final product. In absolute terms, overall cost of sales increased 16% due mainly to the aforementioned growth in corn flour volume and increases in raw-material costs.

SG&A as a percentage of net sales improved to 27.5% from 31.0% due to better expense absorption. In absolute terms, SG&A increased 1% due to extraordinary expenses associated with a restructuring of the sales department.

Operating income increased to Ps 8 million from Ps 1 million.

OTHER AND ELIMINATIONS 2
Operating loss was Ps 5 million compared to an operating loss of Ps 40 million in third quarter 2003, as a result of increased business in the Technology Division -mostly in connection with increased corn flour capacity in Gruma Corporation- and lower administrative expenses at the corporate offices.

2 Other and Eliminations include PRODISA, corporate services, technology operations, and accounting eliminations.

CONFERENCE CALL
The company will hold a conference call to discuss its third quarter 2004 results on October 29, 2004, at 11:30 a.m. ET (10:30 a.m. Mexico and CT, 9:30 a.m. MT, 8:30 a.m. PT). From the United States or Canada please call (800) 946-0783; international or local callers dial (719) 457-2658. The conference call will also be web-cast live via the GRUMA corporate website, www.gruma.com. For the conference replay, please call (888) 203-1112 from the United States or Canada, or (719) 457-0820 for international or local callers; pass code 887899. For more details, please go to the Investor Relations page of the website. The audio web-cast will be archived on the site.

ACCOUNTING PROCEDURES
The consolidated figures have been restated in pesos of constant purchasing power as of September 30, 2004, and were prepared in accordance with Accounting Principles Generally Accepted in Mexico, commonly referred to as ''Mexican GAAP.''

The restatement was determined as follows:

The figures for subsidiaries in Mexico, Central America, and Venezuela are restated to period-end constant local currencies following the provisions of bulletin B-10 and B-15, applying the general consumer price index from the country in which the subsidiary operates.

Once figures are restated, they are converted to Mexican pesos by applying the exchange rate in effect at the end of the period.

For comparability purposes, the 2003 consolidated figures have been restated in Mexican pesos by utilizing an international weighted-average restatement factor described in bulletin B-15, which considers the relative total net sales contribution by country for the year ended December 31, 2003, and the corresponding inflation and exchange-rate fluctuations during that period.

For Gruma Corporation, figures shown in this report are under U.S. GAAP and were converted to pesos using a convenience translation with the exchange rate of Ps 11.39/dollar as of September 30, 2004. The differences between Mexican GAAP and U.S. GAAP, as well as the differences between the application of the international weighted-average restatement factor from bulletin B-15 and the application of convenience translation to Gruma Corporation, are reflected in the column entitled ''Other and Eliminations.''

ABOUT GRUMA
Founded in 1949, GRUMA is the world's largest corn flour and tortilla producer. GRUMA is engaged primarily in the production, marketing, distribution, and sale of corn flour, packaged tortillas, and wheat flour. With leading brands in most of its markets, GRUMA operates principally through the following subsidiaries: Gruma Corporation, GRUMA's wholly owned corn flour and tortilla subsidiary in the United States and Europe; Grupo Industrial Maseca, S.A. de C.V. (''GIMSA''), the company's 83%-owned corn flour subsidiary in Mexico; Molinera de Mexico, GRUMA's 60%-owned wheat flour subsidiary in Mexico; Gruma Centro America, GRUMA's wholly owned corn flour subsidiary based in Costa Rica; and Productos y Distribuidora Azteca, S.A. de C.V. (PRODISA), GRUMA's wholly owned packaged tortilla subsidiary in Northern Mexico. GRUMA also produces corn flour and wheat flour in Venezuela through MONACA, a 95%-owned subsidiary, and DEMASECA, a 50%-owned subsidiary. Headquartered in Monterrey, Mexico, GRUMA has 15,100 employees and 74 plants and, in 2003, had net sales of US$2.0 billon, of which 49% came from GRUMA's operations in the United States and Europe. For more information, visit www.gruma.com.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of September 30, 2004)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD SEPTEMBER		
INCOME STATEMENT SUMMARY	**3Q04**	3Q03	VAR (%)	2Q04	VAR (%)	**2004**	2003	VAR (%)
NET SALES	**6,505**	6,030	8	6,157	6	**18,548**	17,118	8
GROSS PROFIT	**2,310**	2,208	5	2,240	3	**6,671**	6,198	8
GROSS MARGIN (%)	**35.5%**	36.6%		36.4%		**36.0%**	36.2%	
OPERATING INCOME	**501**	496	1	467	7	**1,369**	1,215	13
OPERATING MARGIN (%)	**7.7%**	8.2%		7.6%		**7.4%**	7.1%	
COMPREHENSIVE FINANCING COST (INCOME)	**(23)**	191		56		**112**	360	
INTEREST EXPENSE	**129**	133		120		**370**	416	
INTEREST INCOME	**(115)**	(14)		(12)		**(137)**	(46)	
FOREIGN EXCHANGE LOSS (GAIN)	**(9)**	85		31		**43**	149	
MONETARY POSITION (GAIN) LOSS	**(28)**	(13)		(82)		**(164)**	(159)	
OTHER (INCOME) EXPENSE, NET	**204**	39		25		**223**	103	
TAXES AND EMPLOYEES' PROFIT SHARING	**189**	241		200		**559**	547	12
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(63)**	(67)		(76)		**(188)**	(180)	
NET INCOME	**195**	92	111	262	(26)	**663**	385	72
MAJORITY NET INCOME	**157**	58	170	227	(31)	**541**	256	111
EARNINGS PER SHARE[1]	**0.35**	0.13	170	0.51	(31)	**1.20**	0.57	112
EARNINGS PER ADR (US$)[2]	**0.12**	0.05	170	0.18	(31)	**0.42**	0.20	112
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**249**	272		260		**766**	800	
DEPRECIATION AND AMORTIZATION, TOTAL	**465**	302		292		**1,043**	892	
EBITDA[3]	**750**	768	(2)	727	3	**2,135**	2,015	6
INVESTMENTS	**434**	276		235		**799**	513	

BALANCE SHEET SUMMARY	**Sep-04**	Sep-03	VAR (%)	Jun-04	VAR (%)
CASH AND CASH EQUIVALENTS	**529**	873	(39)	327	62
TRADE ACCOUNTS RECEIVABLE	**2,745**	2,375	16	2,560	7
OTHER ACCOUNTS RECEIVABLE	**709**	840	(16)	679	4
INVENTORIES	**3,110**	2,369	31	3,161	(2)
CURRENT ASSETS	**7,397**	6,650	11	7,014	5
PROPERTY, PLANT, AND EQUIPMENT, NET	**13,071**	13,028	0	12,985	1
TOTAL ASSETS	**23,903**	23,144	3	23,393	2
SHORT-TERM DEBT	**767**	188	309	532	44
CURRENT LIABILITIES	**4,044**	2,828	43	3,119	30
LONG-TERM DEBT	**5,271**	6,617	(20)	5,893	(11)
TOTAL LIABILITIES	**10,674**	10,551	1	10,298	4
MAJORITY STOCKHOLDERS' EQUITY	**10,397**	9,903	5	10,337	1
STOCKHOLDERS' EQUITY	**13,229**	12,593	5	13,095	1
CURRENT ASSETS/CURRENT LIABILITIES	**1.83**	2.35		2.25	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.81**	0.84		0.79	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.31**	0.35		0.33	
BOOK VALUE PER SHARE[1]	**23.07**	21.96		23.02	

[1] On the basis of 450,767,543 shares as of September 30, 2004, 450,897,743 shares as of September 30, 2003, and 448,960,543 shares as of June 30, 2004.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 11.39 per dollar as of September 30, 2004.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

October 28, 2004

Comision Nacional Bancaria y de Valores
Avenida Insurgentes Sur # 1971
Colonia Guadalupe Inn
Delegacion Alvaro Obregon
Mexico, D.F. C.P. 01020

At'n: Karla Siller Ojeda
Chief Supervisor for Issuers

We, ROBERTO GONZALEZ BARRERA and JUAN ANTONIO QUIROGA GARCIA, Chief Executive Officer and Chief Corporate Officer , respectively, of GRUMA, S.A. DE C.V. (the ''Issuer''), in accordance with article 33, section II of the Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores (''Mexican General Applicable Rules for Securities Issuers and Other Participants in the Securities Market''), hereby state under oath that, within the scope of our duties, we prepared the information contained in this quarterly report which, to the best of our knowledge, fairly presents the Issuer's condition. Furthermore, we state that we do not have knowledge of omitted or untrue material information in this quarterly report or that it contains information that might mislead investors.
GRUMA, S.A. DE C.V.

/s/
____________________________
Name: Roberto Gonzalez Barrera
Title: Chief Executive Officer

/s/
_______________________________
Name: Juan Antonio Quiroga Garcia
Title: Chief Corporate Officer